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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934

(Amendment No. 3)

Filed by the Registrant ⊠

Filed by a Party other than the Registrant ☐

Check the appropriate box:

⊠   Preliminary Proxy Statement

☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material under §240.14a-12

Silver Run Acquisition Corporation

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☐   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

⊠   Fee paid previously with preliminary materials.

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)   Amount Previously Paid:

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(2)   Form, Schedule or Registration Statement No.:

_____

(3)   Filing Party:

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(4)   Date Filed:

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PRELIMINARY PROXY STATEMENT—SUBJECT TO COMPLETION, DATED SEPTEMBER 23, 2016

PROXY STATEMENT FOR SPECIAL MEETING OF STOCKHOLDERS OF SILVER RUN ACQUISITION CORPORATION

Dear Stockholders of Silver Run Acquisition Corporation:

You are cordially invited to attend the special meeting of stockholders of Silver Run Acquisition Corporation ("Silver Run," "we," "our" or "us"). At the special meeting, Silver Run stockholders will be asked to consider and vote on proposals to:

(i) (a) approve and adopt the Contribution Agreement, dated as of July 6, 2016 (as amended by Amendment No. 1 thereto, dated as of July 29, 2016, the "Contribution Agreement"), among Centennial Resource Development, LLC, a Delaware limited liability company ("CRD"), NGP Centennial Follow-On LLC, a Delaware limited liability company ("NGP Follow-On"), Celero Energy Company, LP, a Delaware limited partnership (together with CRD and NGP Follow-On, the "Centennial Contributors"), Centennial Resource Production, LLC, a Delaware limited liability company ("CRP"), and New Centennial, LLC, a Delaware limited liability company controlled by Riverstone Investment Group LLC and its affiliates (collectively, "Riverstone"), to which we expect to become a party following such approval and adoption and pursuant to which we will acquire approximately 89% of the outstanding membership interests in CRP and (b) approve such acquisition and the other transactions contemplated by the Contribution Agreement (the "business combination" and such proposal, the "Business Combination Proposal");

(ii) approve and adopt amendments to Silver Run's amended and restated certificate of incorporation (the "Charter") to create a new class of capital stock designated as Class C Common Stock, par value $0.0001 per share (the "Class C Common Stock" and such proposal, the "Class C Charter Proposal");

(iii) approve and adopt an amendment to the Charter to increase the number of authorized shares of Silver Run's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), from 200,000,000 shares to 600,000,000 shares (the "Authorized Share Charter Proposal");

(iv) approve and adopt amendments to the Charter eliminating provisions in the Charter relating to our initial business combination that will no longer be applicable to us following the closing of the business combination (the "Additional Charter Proposal" and, together with the Class C Charter Proposal and the Authorized Share Charter Proposal, the "Charter Proposals");

(v) approve, for purposes of complying with applicable listing rules of The NASDAQ Capital Market ("NASDAQ"), (a) the issuance and sale of up to 81,005,000 shares of Class A Common Stock to Riverstone Centennial Holdings, L.P., an accredited investor affiliated with Riverstone (together with any persons to whom it assigns the right to purchase such shares, the "Riverstone private investors"), the proceeds of which will be used to fund a portion of the cash consideration in the business combination, and the issuance of any additional shares of Class A Common Stock that the Riverstone private investors may purchase in order to facilitate the Transactions (as defined herein) (such issuances, the "Riverstone Private Placement"), (b) the issuance and sale of 20,000,000 shares of Class A Common Stock to certain other accredited investors in a private placement, the proceeds of which will be used to fund a portion of the cash consideration in the business combination (together with the Riverstone Private Placement, the "Private Placements"), (c) the issuance of 20,000,000 shares of Class C Common Stock to the Centennial Contributors in connection with the business combination and (d) the future issuance of up to 20,000,000 shares of Class A Common Stock to the Centennial Contributors in connection with the future redemption or exchange of their units representing common membership interests in CRP in accordance with the fifth amended and restated limited liability company agreement of CRP (the "NASDAQ Proposal");

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business combination with respect to any shares of Class A Common Stock they may hold, and the founder shares will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, our Sponsor, officers and directors own approximately 20% of our outstanding Class A Common Stock and Class B Common Stock, including all of the founder shares. Our Sponsor, officers and directors have agreed to vote any shares of Class A Common Stock and Class B Common Stock owned by them in favor of each of the Proposals.

Silver Run is providing this proxy statement and accompanying proxy card to its stockholders in connection with the solicitation of proxies to be voted at the special meeting and any adjournments or postponements of the special meeting. **Your vote is very important. Whether or not you plan to attend the special meeting in person, please submit your proxy card without delay.**

We encourage you to read this proxy statement carefully. In particular, you should review the matters discussed under the caption "Risk Factors" beginning on page 41 of this proxy statement.

Silver Run's board of directors recommends that Silver Run stockholders vote FOR the Business Combination Proposal, FOR the Class C Charter Proposal, FOR the Authorized Share Charter Proposal, FOR the Additional Charter Proposal, FOR the NASDAQ Proposal, FOR the LTIP Proposal and FOR the Adjournment Proposal. When you consider the recommendation of Silver Run's board of directors in favor of each of the Proposals, you should keep in mind that certain of Silver Run's directors and officers have interests in the business combination that may conflict with your interests as a stockholder. See the section entitled "Proposal No. 1—The Business Combination Proposal—Interests of Certain Persons in the Business Combination."

Approval of the Business Combination Proposal, the NASDAQ Proposal, the LTIP Proposal and the Adjournment Proposal requires the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote and actually cast thereon at the special meeting, voting as a single class. Approval of the Charter Proposals requires the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock entitled to vote thereon at the special meeting, voting as a single class.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the Proposals presented at the special meeting. If you fail to return your proxy card or fail to submit your proxy by telephone or over the Internet, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the special meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the special meeting and, if a quorum is present, will have no effect on the Business Combination Proposal, the NASDAQ Proposal, the LTIP Proposal or the Adjournment Proposal, but will have the same effect as a vote AGAINST the Charter Proposals. If you are a stockholder of record and you attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE SILVER RUN REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO SILVER RUN'S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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$10.00. Public stockholders may elect to redeem their shares even if they vote in favor of the Business Combination Proposal. A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a "group" (as defined under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group's shares, in excess of 20% of the outstanding shares of Class A Common Stock sold in the IPO. Holders of Silver Run's outstanding warrants sold in the IPO, which are exercisable for shares of Class A Common Stock under certain circumstances, do not have redemption rights in connection with the business combination. Our Sponsor, officers and directors have agreed to waive their redemption rights in connection with the consummation of the business combination with respect to any shares of Class A Common Stock they may hold, and the founder shares will be excluded from the pro rata calculation used to determine the per share redemption price. Currently, our Sponsor, officers and directors own approximately 20% of our outstanding Class A Common Stock and Class B Common Stock, including all of the founder shares. Our Sponsor, officers and directors have agreed to vote any shares of Class A Common Stock and Class B Common Stock owned by them in favor of each of the Proposals.

The closing of the business combination is conditioned on the approval of the Business Combination Proposal, the Class C Charter Proposal and the NASDAQ Proposal at the special meeting. The Charter Proposals and the LTIP Proposal are conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in the accompanying proxy statement.

Your attention is directed to the proxy statement accompanying this notice (including the annexes thereto) for a more complete description of the proposed business combination and related Transactions and each of our Proposals. We encourage you to read this proxy statement carefully. If you have any questions or need assistance voting your shares, please call our proxy solicitor, Morrow Sodali, at (800) 662-5200 (banks and brokers call collect at (203) 658-9400).

, 2016

By Order of the Board of Directors

Mark G. Papa
Chief Executive Officer and Director

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be held on   , 2016: This notice of meeting and the related proxy statement will be available at *http://www.cstproxy.com/silverrunacquisitioncorp/2016*.

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under the Contribution Agreement to Silver Run and as of the Closing Date, as though made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to "materiality" or "Silver Run Material Adverse Effect") would not be reasonably likely to have, individually or in the aggregate, a Silver Run Material Adverse Effect (as defined in the Contribution Agreement);

- Silver Run must have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under the Contribution Agreement at or prior to the Closing;

- CRP and the Centennial Contributors must have received a certificate of Silver Run signed by an executive officer of Silver Run, dated the Closing Date, confirming that the conditions in the first and second bullets above have been satisfied;

- the Class A Common Stock to be issued pursuant to the A&R LLC Agreement (as defined below) must have been approved for listing on NASDAQ, subject only to official notice of issuance thereof;

- the Silver Run stockholder approval of the Business Combination Proposal and the NASDAQ Proposal must have been obtained;

- the redemption of our Common Stock must have been completed in accordance with the terms of Silver Run's organizational documents and the relevant offering documents;

- the Class C Charter Proposal must have received such approval of Silver Run's stockholders as is required by Silver Run's organizational documents and applicable law, and Silver Run must have adopted the amendments to the Charter contemplated thereby;

- as of the Closing, no more than 12,500,000 shares of Class B Common Stock shall be issued and outstanding;

- any other transactions, authorizations or approvals set forth in this proxy statement must have been obtained or consummated, as applicable; and

- Silver Run must have delivered, or must stand ready to deliver, the closing deliveries required to be delivered under the Contribution Agreement.

Regulatory Matters

Neither Silver Run nor CRP is aware of any material regulatory approvals or actions that are required for completion of the business combination. The parties have determined that a premerger notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended is not required to be filed. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Other Agreements

Agreement to Assign. On July 21, 2016, we and NewCo entered into the Agreement to Assign, pursuant to which NewCo has agreed to assign to us, and we have agreed to assume, all of its rights and obligations under the Contribution Agreement, subject to the satisfaction or waiver of certain conditions, including the approval by our stockholders of the Business Combination Proposal, the Class C Charter Proposal and the NASDAQ Proposal and the readiness of the private investors to deliver their purchase commitments in connection with the Private Placements. Upon the satisfaction or waiver of the applicable conditions, we and NewCo will enter into an assignment and assumption

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1. Basis of Pro Forma Presentation (Continued)

are not expected to have a continuing impact. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, closing the business combination and the other related Transactions are not included in the unaudited pro forma condensed consolidated combined statements of operations. However, the impact of such transaction expenses is reflected in the unaudited pro forma condensed consolidated combined balance sheet as a decrease to retained earnings and a decrease to cash.

Preliminary Estimated Purchase Price

The purchase consideration was preliminarily estimated as follows (in thousands):

	At June 30, 2016
Preliminary Purchase Consideration:	
Cash	$1,186,744
Repayment of CRP long-term debt[1]	189,000
Total Purchase Price Consideration	1,375,744
Fair value of non-controlling interest[2]	184,710
Total Purchase Price Consideration and Fair Value of Non-Controlling Interest	$1,560,454

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(1) Represents the additional contribution that is expected to be made by Silver Run to CRP in exchange for units representing common membership interest in CRP ("CRP Common Units"), to repay CRP's outstanding indebtedness at the Closing (the "Additional Debt Repayment Contribution"). Prior to the consummation of the business combination, Silver Run and CRP intend to amend CRP's credit agreement to permit the business combination and to increase the aggregate commitments thereunder, and Silver Run expects to repay all of CRP's outstanding indebtedness at the Closing. Pursuant to the Contribution Agreement, Silver Run will contribute to CRP cash in an amount equal to the net cash proceeds received by Silver Run pursuant to the Transactions, which amount includes the contribution of the cash consideration and the Additional Debt Repayment Contribution, in exchange for a number of CRP Common Units equal to the number of shares of Class A Common Stock outstanding following the completion of the Transactions. As a result, following the completion of the Transactions, Silver Run will own 163.5 million CRP Common Units, representing an approximate 89% interest in CRP.

(2) Represents the fair value of the non-controlling interest (NCI) attributable to the Centennial Contributors. NCI is the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly to Silver Run. In a business combination the NCI is recognized at its acquisition date fair value in accordance with ASC 805. The fair value of the NCI represents a 10.9% membership interest in CRP.

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possibility of a transaction with CRP involving Riverstone and Silver Run. Mr. Polzin reciprocated that interest.

On May 5, 2016, Mr. Papa, along with representatives of Riverstone, met with CRP's management team in CRP's office in Denver. Mr. Polzin and the other members of CRP's management team provided detailed information on CRP's corporate history, acreage, production history, well performance, financial results and future development plans, and agreed to make available additional diligence information upon request.

Between May 5, 2016 and June 6, 2016, Mr. Papa and representatives of Riverstone conducted their initial due diligence based on the information provided by CRP and other publicly available sources. Riverstone also engaged Latham & Watkins LLP ("Latham") as counsel to Riverstone. Based on Mr. Papa's and Riverstone's review of the diligence materials, Mr. Papa and Riverstone determined that (i) CRP was attractively positioned in the oil-rich core of the Southern Delaware Basin, (ii) CRP had a large horizontal drilling inventory across multiple pay zones, (iii) CRP's acreage had been delineated across multiple zones, (iv) CRP had proven horizontal drilling expertise and technical acumen in the Delaware Basin and (v) CRP had a high degree of operational control over its assets, and, on the basis of the foregoing, concluded that CRP was a highly attractive target for Silver Run. Over the same timeframe, representatives of NGP Energy Capital Management, L.L.C. ("NGP"), CRP's sponsor, expressed that CRP had been and would continue preparing for an initial public offering, but that they appreciated the benefits of a transaction involving Silver Run and were interested in pursuing the idea further.

On June 6, 2016, Mr. Tichio sent NGP a non-binding letter agreement that outlined the basic terms for a potential transaction where Silver Run would acquire CRP and the existing owners of CRP would receive Silver Run shares and up to $200,000,000 in cash, at such existing owners' election, in lieu of additional shares. As the initial basis for negotiations, the letter agreement proposed a $1,300,000,000 enterprise value on a cash-free, debt-free basis, and was subject to confirmatory due diligence and certain other conditions. The letter agreement also requested an exclusivity period. The terms of the letter agreement were determined jointly by Mr. Papa and Riverstone. Mr. Papa and Riverstone analyzed the net present value of estimates of future after-tax cash flows, precedent merger and acquisition transaction metrics, and public company trading metrics in determining that $1,300,000 was a reasonable enterprise value for the basis of beginning negotiations with NGP.

On June 9, 2016, representatives of Riverstone and NGP held a call to discuss the details of the non-binding letter agreement and the timeline and mechanics of consummating a transaction between Silver Run and CRP. Mr. Papa did not participate in the discussion.

On June 13, 2016, Mr. Papa held a call with representatives of NGP to follow-up on the June 9, 2016 call. The representatives of NGP communicated that NGP was still evaluating the non-binding letter agreement.

On June 17, 2016, Mr. Papa met with representatives of NGP at Riverstone's office in Houston. NGP communicated to Mr. Papa that it would not be pursuing a transaction with Silver Run given the timing and uncertainty of closing due to the requirement for a vote of the Silver Run stockholders to approve the transaction but would instead target launching CRP's IPO in mid-July 2016.

On June 21, 2016, Mr. Tichio of Riverstone and representatives of NGP held a call to discuss the potential of an all-cash acquisition of CRP by funds controlled by Riverstone, rather than Silver Run, but which would include the flexibility for the funds controlled by Riverstone to assign its rights and obligations under the Contribution Agreement to Silver Run. The change in acquirer was intended to address the timing and uncertainty of closing concerns NGP raised during the June 17, 2016 meeting. Riverstone concluded that (i) CRP was an attractive investment opportunity, (ii) the funds controlled by Riverstone should pursue the acquisition of CRP in lieu of Silver Run and irrespective of whether

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The median trading multiples are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of CRP.

Benchmark	Median	Reference Range
EV/2016E EBITDAX	17.6x	20.0x - 24.0x
EV/2017E EBITDAX	12.0x	12.0x - 14.0x
EV/2018E EBITDAX	8.6x	7.0x - 9.0x
EV/Proved Reserves ($/Boe)	$ 29.67	$33.00 - $40.00
EV/2016E Production ($/Boed)	$131,778	$140,000 - $175,000
EV/2017E Production ($/Boed)	$118,762	$125,000 - $145,000
EV/Net Acres ($/Net Acre)	$ 37,770	$35,000 - $45,000

Evercore applied relevant transaction multiples to CRP's projected 2016E, 2017E, and 2018E EBITDAX, proved reserves as of July 1, 2016, 2016E and 2017E average daily production, and net acres to determine a selected implied Enterprise Value range of $1,600 million to $2,000 million.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the business combination, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to our board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore's opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the common stock, unit or asset value, as the case may be, of Silver Run or CRP. No company used in the above analyses as a comparison is directly comparable to Silver Run or CRP, and no precedent transaction used is directly comparable to the transaction. Furthermore, Evercore's analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Silver Run, CRP and their respective advisors.

Evercore prepared these analyses for the information and benefit of our board of directors and for the purpose of providing an opinion to our board of directors as to the fairness, from a financial point of view, of the Consideration (as defined in the Opinion) to be paid by Silver Run in the Transaction (as defined in the Opinion). These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore's analyses are inherently subject to substantial uncertainty, and Evercore

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against such holder's U.S. federal income tax liability, provided that certain required information is timely provided to the IRS.

The foregoing discussion is not intended to be a comprehensive discussion of all material U.S. federal income tax consequences to a Non-U.S. holder of owning or disposing of our Class A Common Stock and/or warrants after the business combination is completed. We urge Non-U.S. holders to consult their tax advisors with respect to the consequences of ownership and disposition of our Class A Common Stock and/or warrants.

Regulatory Matters

Neither Silver Run nor CRP is aware of any material regulatory approvals or actions that are required for completion of the business combination. The parties have determined that a premerger notification under the HSR Act is not required to be filed. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Vote Required for Approval

The closing of the business combination is conditioned on the approval of the Business Combination Proposal, the Class C Charter Proposal and the NASDAQ Proposal at the special meeting.

This Business Combination Proposal (and consequently, the Contribution Agreement and the business combination) will be approved and adopted only if the holders of at least a majority of the shares of our Class A Common Stock and Class B Common Stock voted at the special meeting, voting as a single class, vote "FOR" the Business Combination Proposal. Failure to vote by proxy or to vote in person at the special meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

As of the record date, our Sponsor, directors and officers have agreed to vote any shares of Class A Common Stock and Class B Common Stock owned by them in favor of the business combination.

Recommendation of the Board of Directors

OUR BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE "FOR" THE BUSINESS COMBINATION PROPOSAL.

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Summary of the LTIP

This section summarizes certain principal features of the LTIP. The summary is qualified in its entirety by reference to the complete text of the LTIP, which is attached to this proxy statement as *Annex D.*

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the LTIP. As of September 22, 2016, we had no employees and four directors. Following the business combination, Silver Run and its subsidiaries are expected to have approximately 40 employees who will be eligible to receive awards under the LTIP, in addition to its independent directors and chairman.

The LTIP will be administered by our board of directors, which may delegate its duties and responsibilities to one or more committees of our directors and/or officers (referred to collectively as the plan administrator), subject to the limitations imposed under the LTIP, Section 16 of the Exchange Act, stock exchange rules and other applicable laws. The plan administrator will have the authority to take all actions and make all determinations under the LTIP, to interpret the LTIP and award agreements and to adopt, amend and repeal rules for the administration of the LTIP as it deems advisable. The plan administrator will also have the authority to determine which eligible service providers receive awards, grant awards and set the terms and conditions of all awards under the LTIP, including any vesting and vesting acceleration provisions, subject to the conditions and limitations in the LTIP.

Shares Available for Awards

An aggregate of 16,500,000 shares of Class A Common Stock will be available for issuance under the LTIP, all of which may be issued upon the exercise of incentive stock options. Shares issued under the LTIP may be authorized but unissued shares, shares purchased on the open market or treasury shares.

If an award under the LTIP expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any unused shares subject to the award will again be available for new grants under the LTIP. Further, shares delivered to satisfy the purchase price or tax withholding obligation for any award other than an option or stock appreciation right will again be available for new grants under the LTIP. However, the LTIP does not allow the shares available for grant under the LTIP to be recharged or replenished with shares that:

• are tendered or withheld to satisfy the exercise price of an option;

• are tendered or withheld to satisfy tax withholding obligations for any award that is an option or stock appreciation right;

• are subject to a stock appreciation right but are not issued in connection with the stock settlement of the stock appreciation right; or

• are purchased on the open market with cash proceeds from the exercise of options.

Awards granted under the LTIP in substitution for any options or other stock or stock-based awards granted by an entity before the entity's merger or consolidation with us (or any of our subsidiaries) or our (or any of our subsidiary's) acquisition of the entity's property or stock will not reduce the shares available for grant under the LTIP, but will count against the maximum number of shares that may be issued upon the exercise of incentive stock options.

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the General Counsel. Prior to joining Riverstone, Mr. Coats was a partner at Vinson & Elkins LLP, a law firm specializing in the energy industry. While at Vinson & Elkins, Mr. Coats focused on domestic and crossborder M&A work within the energy industry and was outside counsel to Riverstone on many of Riverstone's early transactions. He received his B.A. in government from the University of Texas at Austin and his J.D. from the University of Texas School of Law. Mr. Coats is licensed to practice law in the State of New York and the State of Texas.

Jeffrey H. Tepper has served as a director since the IPO in February 2016. Mr. Tepper is Founder of JHT Advisors LLC, an M&A advisory and investment firm. From 1990 to 2013, Mr. Tepper served in a variety of senior management and operating roles at the investment bank Gleacher & Company, Inc. and its predecessors and affiliates. Mr. Tepper was Head of Investment Banking and a member of the Firm's Management Committee. Mr. Tepper is experienced in mergers & acquisitions, corporate finance, leveraged finance and asset management. Mr. Tepper is also the former Chief Operating Officer overseeing operations, compliance, technology and financial reporting. In 2001, Mr. Tepper co-founded Gleacher's asset management activities and served as President. Gleacher managed over $1 billion of institutional capital in the mezzanine capital and fund of hedge fund areas. Mr. Tepper served on the Investment Committees of Gleacher Mezzanine and Gleacher Fund Advisors. Between 1987 and 1990, Mr. Tepper was employed by Morgan Stanley & Co. as a financial analyst in the mergers & acquisitions and merchant banking departments. Mr. Tepper received an MBA from Columbia Business School and a BS in Economics from The Wharton School of the University of Pennsylvania with concentrations in finance and accounting. Mr. Tepper was selected to serve on the board of directors due to his significant investment and financial experience.

Tony Weber will become a director immediately following the closing of the business combination. Mr. Weber joined Natural Gas Partners in December 2003 and has served as a Managing Partner since November 2013. He previously served Natural Gas Partners in other capacities, including Managing Director from 2007 to November 2013. Prior to joining Natural Gas Partners, Mr. Weber was the Chief Financial Officer of Merit Energy Company from April 1998 to December 2003. Prior to that, he was Senior Vice President and Manager of Union Bank of California's Energy Division in Dallas, Texas from 1987 to 1998. Since September 2011, Mr. Weber has served as the Chairman of the Board for Memorial Resource Development, Inc., and from September 2011 to March 2016, he served as a director of the general partner of Memorial Production Partners LP. Mr. Weber received a B.B.A. in Finance in 1984 from Texas A&M University. Mr. Weber was selected to serve on the board of directors due to his extensive corporate finance, banking and private equity experience.

Robert Tichio will become a director immediately following the closing of the business combination. Mr. Tichio is a Partner of Riverstone and joined Riverstone in 2006. Prior to joining Riverstone, Mr. Tichio was in the Principal Investment Area of Goldman Sachs which manages the firm's private corporate equity investments. Mr. Tichio began his career at J.P. Morgan in the Mergers & Acquisitions group where he concentrated on assignments that included public company combinations, asset sales, takeover defenses and leveraged buyouts. In addition to serving on the boards of a number of Riverstone portfolio companies and their affiliates, Mr. Tichio has been a director of Northern Blizzard Resources Inc. since June 2011 and a director EP Energy Corporation since September 2013. Mr. Tichio previously served as a member of the board of directors of Gibson Energy (TSE:GEI) from 2008 to 2013 and Midstates Petroleum Company, Inc. from 2012 to 2015. He holds an MBA from Harvard Business School and a bachelor's degree from Dartmouth College. Mr. Tichio was selected to serve on the board of directors due to his extensive private equity and mergers and acquisitions experience.

David M. Leuschen will become a director immediately following the closing of the business combination. Mr. Leuschen is a Founder of Riverstone and has been a Senior Managing Director since 2000. Prior to founding Riverstone, Mr. Leuschen was a Partner and Managing Director at Goldman Sachs and founder and head of the Goldman Sachs Global Energy and Power Group. Mr. Leuschen joined Goldman Sachs in 1977, became head of the Global Energy and Power Group in 1985, became

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a Partner of that firm in 1986 and remained with Goldman Sachs until leaving to found Riverstone in 2000. Mr. Leuschen also served as Chairman of the Goldman Sachs Energy Investment Committee, where he was responsible for screening potential capital commitments by Goldman Sachs in the energy and power industry and was responsible for establishing and managing the firm's relationships with senior executives from leading companies in all segments of the energy and power industry.
Mr. Leuschen serves as a non-executive board member of Riverstone Energy Limited (LSE: REL) since May 2013 and serves on the boards of directors or equivalent bodies of a number of private Riverstone portfolio companies and their affiliates. In 2007, Mr. Leuschen, along with Riverstone and The Carlyle Group ("Carlyle"), became the subject of an industry-wide inquiry by the Office of the Attorney General of the State of New York (the "Attorney General") relating to the use of placement agents in connection with investments by the New York State Common Retirement Fund ("NYCRF") in certain funds, including funds that were jointly developed by Riverstone and Carlyle. In June 2009, Riverstone entered into an Assurance of Discontinuance with the Attorney General to resolve the matter and agreed to make a restitution payment of $30 million to the New York State Office of the Attorney General for the benefit of NYCRF. Mr. Leuschen also entered into an Assurance of Discontinuance with the Attorney General in December 2009 and agreed that Riverstone and/or Mr. Leuschen would make a restitution payment of $20 million to the New York State Office of the Attorney General for the benefit of NYCRF. Mr. Leuschen has received an MBA from Dartmouth's Amos Tuck School of Business and an A.B. degree from Dartmouth College. Mr. Leushen was selected to serve on the board of directors due to his extensive mergers and acquisitions, financing and investing experience in the energy and power industry.

Pierre F. Lapeyre Jr. will become a director immediately following the closing of the business combination. Mr. Lapeyre is a Founder of Riverstone and has been a Senior Managing Director since 2000. Prior to founding Riverstone, Mr. Lapeyre was a Managing Director of Goldman Sachs in its Global Energy and Power Group. Mr. Lapeyre joined Goldman Sachs in 1986 and spent his 14-year investment banking career focused on energy and power, particularly the midstream, upstream and energy service sectors. Mr. Lapeyre serves as a non-executive board member of Riverstone Energy Limited (LSE: REL) since May 2013 and serves on the boards of directors or equivalent bodies of a number of private Riverstone portfolio companies and their affiliates. He has an MBA from the University of North Carolina at Chapel Hill and a B.S. in Finance and Economics from the University of Kentucky. Mr. Lapeyre was selected to serve on the board of directors due to his extensive mergers and acquisitions, financing and investing experience in the energy and power industry.

Maire A. Baldwin will become a director immediately following the closing of the business combination. Ms. Baldwin was employed as an Advisor to EOG from March 2015 until April 2016. Prior to that, she was employed at EOG as Vice President Investor Relations from 1996-2014. Ms. Baldwin has served as a director of the Houston Parks Board since 2011, a non-profit dedicated to developing parks and green space to the greater Houston area where she serves on several committees. She is co-founder of Pursuit, a non-profit dedicated to raising funds and awareness of adults with intellectual and developmental disabilities. Ms. Baldwin has an MBA from the University of Texas at Austin and a B.A. in Economics from the University of Texas at Austin. Ms. Baldwin was selected to serve on the board of directors due to her extensive experience in the energy industry.

Karl Bandtel will become a director immediately following the closing of the business combination. Mr. Bandtel was a Partner at Wellington Management Company, where he managed energy portfolios, from 1997 until June 30, 2016 when he retired. He holds a Master's degree in business from the University of Wisconsin—Madison and a bachelor's degree from University of Wisconsin—Madison. Mr. Bandtel was selected to serve on the board of directors due to his extensive experience in investing in energy companies, both public and private.

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Silver Run Acquisition Corp. PRER14A   Proj: P15542NYC16 Job: 16ZBW44201 (16-15542-1)
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FOR THE SPECIAL MEETING OF STOCKHOLDERS OF

SILVER RUN ACQUISITION CORPORATION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

P R O X Y

The undersigned hereby appoints _____, _____ and _____ (the "Proxies"), and each of them independently, with full power of substitution, as proxies to vote all of the shares of common stock of Silver Run Acquisition Corporation (the "Company") that the undersigned is entitled to vote (the "Shares") at the special meeting of stockholders of the Company to be held on [•], 2016 at [•] a.m., Central Daylight Time at [•], and at any adjournments and/or postponements thereof. Such Shares shall be voted as indicated with respect to the Proposals listed on the reverse side hereof and, unless such authority is withheld on the reverse side hereof, in the Proxies' discretion on such other matters as may properly come before the special meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the enclosed proxy statement and revokes all prior proxies for said meeting.

THE SHARES REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER(S). IF NO SPECIFIC DIRECTION IS GIVEN AS TO THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED FOR PROPOSAL NOS. 1, 2, 3, 4, 5, 6 and 7. PLEASE MARK, SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY.

(Continued and to be marked, dated and signed on reverse side)

Please mark vote as indicated in this example  **X**

SILVER RUN ACQUISITION CORPORATION - THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL NOS. 1, 2, 3, 4, 5, 6 and 7.

1. The Business Combination Proposal — To consider and vote upon a proposal to (a) approve and adopt the Contribution Agreement, dated as of July 6, 2016 (as amended by Amendment No. 1 thereto, dated as of July 29, 2016, the "Contribution Agreement"), among Centennial Resource Development, LLC, a Delaware limited liability company ("CRD"), NGP Centennial Follow-On LLC, a Delaware limited liability company ("NGP Follow-On"), Celero Energy Company, LP, a Delaware limited partnership (together with CRD and NGP Follow-On, the "Centennial Contributors"), Centennial Resource Production, LLC, a Delaware limited liability company ("CRP"), and New Centennial, LLC, a Delaware limited liability company controlled by Riverstone Investment Group LLC and its affiliates (collectively, "Riverstone"), to which the Company expects to become a party following such approval and adoption and pursuant to which we will acquire approximately 89% of the outstanding membership interests in CRP and (b) approve such acquisition and the other transactions contemplated by the Contribution Agreement (the "business combination" and such proposal, the "Business Combination Proposal"). The closing of the business combination is conditioned on the approval of the Business Combination Proposal, the Class C Charter Proposal and the NASDAQ Proposal at the special meeting. A copy of the Contribution Agreement is attached to the accompanying proxy statement as Annex A.

FOR ☐   AGAINST ☐   ABSTAIN ☐

Stockholder Certification I hereby certify that I am not acting in concert, or as a "group" (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), with any other stockholder with respect to the Shares in connection with the proposed business combination.

SHAREHOLDER CERTIFICATION ☐

2. The Class C Charter Proposal — To consider and act upon a proposal to approve and adopt amendments to the Company's amended and restated certificate of incorporation (the "Charter") to create a new class of capital stock designated as Class C Common Stock, par value $0.0001 per share (the "Class C Common Stock" and such proposal, the "Class C Charter Proposal"). The Class C Charter Proposal is conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal at the special meeting. A copy of the Company's second amended and restated certificate of incorporation (the "Second A&R Charter") reflecting the proposed amendments pursuant to the Class C Charter Proposal is attached to the accompanying proxy statement as Annex B.

FOR ☐   AGAINST ☐   ABSTAIN ☐

3. The Authorized Share Charter Proposal — To consider and act upon a proposal to approve and adopt an amendment to the Charter to increase the number of authorized shares of the Company's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), from 200,000,000 shares to 600,000,000 shares (the "Authorized Share Charter Proposal"). The Authorized Share Charter Proposal is conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal at the special meeting. A copy of the Second A&R Charter reflecting the proposed amendment pursuant to the Authorized Share Charter Proposal is attached to the accompanying proxy statement as Annex B.

FOR ☐   AGAINST ☐   ABSTAIN ☐

4. The Additional Charter Proposal — To consider and act upon a proposal to approve and adopt amendments to the Charter eliminating provisions in the Charter relating to the Company's initial business combination that will no longer be applicable to the Company following the closing of the business combination (the "Additional Charter Proposal" and, together with the Class C Charter Proposal and the Authorized Share Charter Proposal, the "Charter Proposals"). The Additional Charter Proposal is conditioned on the approval of the Business Combination Proposal, the Class C Charter Proposal and the NASDAQ Proposal at the special meeting. A copy of the Second A&R Charter reflecting the proposed amendments pursuant to the Additional Charter Proposal is attached to the accompanying proxy statement as Annex B.

FOR ☐   AGAINST ☐   ABSTAIN ☐

5. The NASDAQ Proposal — To consider and vote upon a proposal to approve, for purposes of complying with applicable listing rules of The NASDAQ Capital Market, (a) the issuance and sale of up to 81,005,000 shares of Class A Common Stock to Riverstone Centennial Holdings, L.P., an accredited investor affiliated with Riverstone (together with any persons to whom it assigns the right to purchase such shares, the "Riverstone private investors"), the proceeds of which will be used to fund a portion of the cash consideration in the business combination, and the issuance of any additional shares of Class A Common Stock that the Riverstone private investors may purchase in order to facilitate the Transactions, (b) the issuance and sale of 20,000,000 shares of Class A Common Stock to certain other accredited investors in a private placement, the proceeds of which will be used to fund a portion of the cash consideration in the business combination, (c) the issuance of 20,000,000 shares of Class C Common Stock to the Centennial Contributors in connection with the business combination and (d) the future issuance of up to 20,000,000 shares of Class A Common Stock to the Centennial Contributors in connection with the future redemption or exchange of their units representing common membership interests in CRP in accordance with the fifth amended and restated limited liability company agreement of CRP (the "NASDAQ Proposal"). The NASDAQ Proposal is conditioned on the approval of the Business Combination Proposal and the Class C Charter Proposal at the special meeting.

FOR ☐   AGAINST ☐   ABSTAIN ☐

6. The LTIP Proposal — To consider and vote upon a proposal to approve and adopt the Centennial Resource Development Corp. 2016 Long Term Incentive Plan (the "LTIP") and material terms thereunder, including the material terms of performance goals that may apply to awards granted under the LTIP intended to qualify as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "LTIP Proposal"). The LTIP Proposal is conditioned on the approval of the Business Combination Proposal and the NASDAQ Proposal at the special meeting. A copy of the LTIP is attached to the accompanying proxy statement as Annex D.

FOR ☐   AGAINST ☐   ABSTAIN ☐

7. The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the special meeting to a later date or dates, if necessary or appropriate, to permit further solicitation and vote of proxies if there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposals and the NASDAQ Proposal (the "Adjournment Proposal" and, together with the Business Combination Proposal, the Charter Proposals, the NASDAQ Proposal and the LTIP Proposal, the "Proposals"). The Adjournment Proposal is not conditioned on the approval of any other proposal at the special meeting.

FOR ☐   AGAINST ☐   ABSTAIN ☐

Dated:_____, 2016

_____
(Signature)

_____
(Signature if held Jointly)

When Shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by an authorized person.

The Shares represented by the proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s). If no direction is made, this proxy will be voted FOR each of Proposal Nos. 1, 2, 3, 4, 5, 6 and 7. If any other matters properly come before the meeting, unless such authority is withheld on this proxy card, the Proxies will vote on such matters in their discretion.